Exhibit 21

SUBSIDIARIES

Techne Corporation, a Minnesota corporation, had the subsidiaries below as of the date of filing its Annual Report on Form 10-K for the fiscal year ended June 30, 2014. Certain subsidiaries are not named because they were not significant individually or in the aggregate as of such date. Techne Corporation is not a subsidiary of any other entity.

Name	State/Country of Incorporation
Research and Diagnostic Systems, Inc. (R&D Systems)	Minnesota
BiosPacific, Inc.	Minnesota
Boston Biochem, Inc.	Minnesota
Tocris Cookson Limited	United Kingdom
R&D Systems Europe Ltd.	United Kingdom
R&D Systems GmbH	Germany
R&D Systems China Co., Ltd.	China
R&D Systems Hong Kong Ltd.	Hong Kong
Bionostics, Inc.	Massachusetts
Shanghai PrimeGene Bio-Tech Co.	China
Cayenne Merger Sub, Inc.	Delaware
Novus Holdings, LLC	Delaware
Novus Biologicals, LLC	Delaware
ProteinSimple	Delaware
ProteinSimple Ltd.	Ontario
ProteinSimple Hong Kong Ltd.	Hong Kong
Cell Biosciences International	Delaware